December 17, 2024

I-Fa Chang
Sole Director
Aimfinity Investment Merger Sub I
c/o Docter Inc.
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

Hsin-Ming Huang
Chief Executive Officer
Docter Inc.
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

       Re: Aimfinity Investment Merger Sub I
           Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted November 27, 2024
           CIK No. 0001997799
Dear I-Fa Chang and Hsin-Ming Huang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2024 letter.
 December 17, 2024
Page 2
Amendment No. 4 to Draft Registration Statement on Form F-4
Cover Page

1. We note your disclosure that, pursuant to the Backstop Agreement, the Investor has agreed to purchase at the request of AIMA, AIMA Class A Ordinary Shares for an aggregate purchase price of no less than the minimum amount of cash resulting in the net tangible assets of the PubCo upon closing of the Business Combination being no less than $5,000,001. Please tell us how such purchases would comply with Exchange
       Act Rule 14e-5. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.
2. We note your disclosure that Mr. Chang has further invested into Monthly Extension
       Notes and Working Capital Notes of Aimfinity, the principal of which will convert into up to 150,000 PubCo Ordinary Shares and 225,000 PubCo Warrants. We also note your disclosure that Aimfinity does not believe that the issuance of these shares is materially dilutive to non-redeeming shareholders as the issuance is "backed by funds that were contributed into Aimfinity to back up its balance sheet and to accelerate the execution of its business plan." Please revise to provide a more detailed analysis describing why Aimfinity does not believe that the issuance of these shares is materially dilutive to non-redeeming shareholders. Please also include the impact of the issuance of these ordinary shares, warrants, and ordinary shares underlying the warrants in the dilution table on page xii and in the dilution disclosures included throughout the registration statement.
Risk Factors
Taiwan laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay or prevent..., page 40

3. We note your response to comment 12, but we were unable to find your revised disclosure in the filing. Please revise to discuss all material restrictions on financial transfers as a result of Taiwanese regulations, approvals or other requirements, which are applicable to Docter and Horn.
Background of the Business Combination, page 105

4. We note your revised disclosure and responses to comments 16 and 17. Please revise your disclosure on page 108 to further discuss the DCF valuation analysis conducted by Docter with the assistance of US Tiger, and disclose how the same compares to the
       DCF analysis that was undertaken by Newbridge in connection with its fairness opinion procedures. Please also note the date when the financial projections for 2023 to 2028 were prepared, the period covered by the unaudited financial information, and whether these projections and the unaudited financial information were materially the same as those provided to Newbridge. Finally, please revise to discuss the detailed basis for each of the assumptions underlying the valuation analyses and financial projections, including but not limited to, the number of products to be sold from 2023 to 2028, the unit price for the products, and the change in gross margin per unit and operating margin from 2023 to 2028.
 December 17, 2024
Page 3
5.     We note your response to comment 22, and your disclosure on page 112 that
       "[t]hroughout May to August 2023, in conjunction with the preparation for the legal due diligence and transaction document preparation, Mr. Guo and Mr.
Huang
       continued to engage in discussion on financial due diligence and discussion and review of the valuation analysis, based on the valuation analysis conducted previously for the initial valuation determination." Please disclose the material points raised in connection with these discussions and advise how they impacted the lowering of
       Docter's valuation to $60 million. Please also revise to further discuss how operational
       challenges and uncertainties surrounding Docter   s ability to sustain
its current growth
       trajectory, including challenges meeting certain sales benchmarks and Docter's going concern, impacted your valuation of Docter. Consider adding risk factor disclosure, as applicable, to highlight the risks to investors from these challenges. Basis for the Recommendation of Aimfinity's Board of Directors - Fairness Opinion, page
120

6. We note your disclosure on page 121 that "Newbridge [in identifying comparable public companies] was most concerned with finding a comparable business or strategy rather than size, and believes that while some of the comparable companies may be bigger or smaller than others, they are all trading on major US or European stock exchanges, and that price discovery for the multiples is possible." Please revise to discuss how Newbridge concluded that selecting companies based on their business and strategy rather than size for the comparable public company analysis would yield an accurate valuation for Docter.
7. We note your response to comments 27 and 28, and we reissue the comments. It appears that your projected information is not in line with historical operating results.
       For example, you have projected revenue of $9.9 million for fiscal year 2024, while the reported revenue for the six months ended June 30, 2024 was $19,983. Disclose the basis for your conclusion regarding the utility of this analysis. Additionally, we note on page 108 that the Company projected the unit price for its products will remain flat from 2023 to 2028. In that regard, please provide a detailed explanation of how other factors contributed to the projected revenue growth over the next ten years.
Business Of Docter
Overview, page 132

8. We note your revised disclosure in response to comment 30. Please further revise to disclose the profit split between Docter and Kaohsiung Hospital under the Individual
       Patient Agreement and Enterprise Agreement.
Our Revenue Model, page 136

9. We note your response to comment 31, and your disclosure that "[s]ometimes, a customer will prefer to use a cheaper monitoring device than the DocterWatch because they are looking to monitor only one vital sign (such as blood pressure)," and that in such cases, "Docter will sell the customer a cheaper monitoring device that is compatible with the Docter Cloud." Please revise to clearly disclose, if true, that these cheaper devices are third-party devices that are not manufactured or owned by Docter,
 December 17, 2024
Page 4

       and discuss how these third-party devices are sourced and whether Docter requires any agreements for the resale of these devices. We note your disclosure on page 147 that for the six months ended June 30, 2024, you saw an increase in costs associated with obtaining health monitoring devices from third-party vendors for resale.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Of Aimfinity, page 165

10. Please revise to disclose the number and percentages of Aimfinity class A ordinary shares outstanding redeemed in connection with the first and second charter amendment monthly extensions.
Unaudited Pro Forma Condensed Combined Financial Statements, page 173

11. We note your response to comment 36. Aimfinity Investment Merger Sub I ("PubCo") is the registrant that will succeed the business Docter, for which financial
       statements are included in the Form F-4. As the registrant is a foreign private issuer, please explain how you determined the financial statements of the registrant are not required pursuant to Item 14(h) of Form F-4. To the extent the registrant has not commenced operations and has been in existence for less than a year, it appears an audited balance sheet that is no more than nine months old may be sufficient.
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Ze'-ev D. Eiger, Esq.